

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 24, 2009

<u>Via U.S. Mail and Facsimile (212-468-4888)</u>

Paul G. W. Richardson
Group Finance Director
WPP plc
6 Ely Place
Dublin 2, Ireland

> **Re:** **WPP plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 12, 2009**
> **File No. 0-16350**

Dear Mr. Richardson:

We refer you to our comment letters dated September 30, 2009 and November 30, 2009 regarding business contacts with Iran and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
Assistant Director
Division of Corporation Finance

Ralph Norton, Esq. (via facsimile)
Davis & Gilbert